04042678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

FIRST AMENDMENT

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

24-10095

CHRONIC CAR AUDIO INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

250 North Power Road
Mesa, Arizona 85205
(480) 854-0250
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

PROCESSED
SEP 14 2004
THOMSON
FINANCIAL

O'Neal Law Firm, P.C.
668 North 44th Street, Suite 233,
Phoenix, Arizona 85008
(602)-267-3855
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

5731	86-1072502
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON THE ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Bren Dior. Blanchette, Hm. 695 South Banning Street, Mesa, Arizona 85206

Wk. 250 Power Rd. Mesa, AZ 85205

Hubert. Joseph. Blanchette Hm. 4906 East Brown #5 Mesa, AZ 85205

Wk. 32 South Center, Mesa, AZ 85210

Jonathan O. Duke Hm.11034 East Arbor, Apache Junction, AZ 85220

Wk. 32 South Center, Mesa, AZ 85210

Alfred. Leonard Bellingham Hm. 24 Mckerrell Court Calgary, Alberta, Canada T2Z 1M9

Wk. 7003 S Farrell Rd SE, Calgary Albert, Canada T2H OT3

(b) the issuer's officers;

Bren D. Blanchette, CEO and President 250 North Power Road Mesa, Arizona 85205

H. Joseph. Blanchette Vice President 250 North Power Road, Mesa, AZ 85205

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Bren D. Blanchette, 250 North Power Road, Mesa, Arizona 85205

H Joseph. Blanchette 250 North Power Road Mesa, AZ 85205

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Bren D. Blanchette, 250 North Power Road, Mesa, AZ 85205

H. Joseph. Blanchette 250 North Power Mesa, AZ 85205

(f) promoters of the issuer;

Bren D. Blanchette, 250 North Power Road, Mesa, Arizona 85205

H. Joseph Blanchette 250 N Power Rd, Mesa, AZ 85205

Jonathan O. Duke 250 North Power Rd., Mesa, .AZ 85205

A. Len Bellingham 7003 S Farrell Rd SE Calgary, AB, Canada T2H 0T3

(g) affiliates of the issuer;

Bren D. Blanchette, 695 South Banning Street Mesa, Arizona 85206
H. Joseph. Blanchette 4906 East Brown #5 Mesa, AZ 85205
Jonathan O. Duke 11034 East Arbor Apache Junction, AZ 85220
A. Len Bellingham 24 Mckerrell Court Calgary, Aberta, T2Z 1M9

(h) Counsel to the issuer with respect to the proposed offering;

The O'Neal Law Firm, P.C., Attention William D. O'Neal, 668 North 44th Street, Suite 233, Phoenix, Arizona 85008

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No person identified in Item 1 above is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The proposed offering does not involve the sale of any securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities are to be offered to investors residing only in the State of Nevada and Canada, by the directors/officers of the Company pursuant to applicable state exemptions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Chronic Car Audio, Inc.

(2) the title and amount of securities issued;

Common [10,355,134]

(b) the names to whom the securities were issued, the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Name	Date	Type	# of shares	# of warrants	Consideration	Exp. Value
1. Bren D. Blanchette (President And Director)	7/15/2003	F	7,000,000	700,000 at .05	25,500.00	
2. H. Joseph Blanchette (VP and Director)	7/15/2003	F	2,000,000	200,000 at .05	Consulting	2,000.00
3. Chris Allen	0915/03	F	200,000	20,000 at .05	Consulting	200.00
4. Jon Duke (Director)	7/17/2003	F	200,000	20,000 at .05	2,000.00	
5. A. L. Bellingham (Director)	8/15/2003	F	60,000	6,000 at .05	3,000.00	
6. Patty Bellingham	8/15/2003	F	20,000	2,000 at .05	1,000.00	
7. Fred or Patricia A. Duke	7/23/2003	F	100,000	11,000 at .05	5,000.00	
8. Lawrence Naranjo	7/29/2003	F	30,000	3,000 at .05	1,000.00	
9. Ryan Mattice	9/3/2003	F	60,000	6,000 at .05	3,000.00	
10. Christopher Fraser	10/15/2003	F	20,000	2,000 at .05	1,000.00	
12. Wayne Gregson	10/3/2003	P	20,000		1,000.00	
13. D. Scott or Kathleen Edmunds	10/4/2003	P	20,000		1,000.00	
14. Michael C. Naegle	10/4/2003	P	20,000		2,000.00	
15. Ryan Mattice	11/15/2003	P	20,000		1,000.00	
16. U. S . Express Courier (Glen Duke Pres.)	11/6/2003	P	20,000		1,000.00	
17. Jon Duke	12/8/2003	P	20,000		1,000.00	
18. Frank Bordonaro	10/15/2003	S	100,000		Service Web page	6,000.00
19. Duane Burden	9/15/2003	S	20,000		Consulting	50.00
20. Fred Duke Sr.	11/15/2003	S	10,000		Service security gate	1,000.00
21. Jorge Guzman	10/20/2003	S	30,000		Consulting	1,500.00
22. Carlos V. Parada	12/20/2003	S	5,000		Consulting	250.00
23. Trina Chapman	12/25/2003	S	10,000		Consulting	500.00
24 Alexandra Chapman	12/25/2003	S	2,000		Consulting	20.00
25. Ryan Flowers	12/25/2003	S	10,000		Consulting	1,000.00
26.Richele Blanchette	12/25/2003	S	10,000		Consulting	500.00
27. Jon Duke	12/25/2003	S	10,000	20,000 at .10	Consulting	500.00
28. Jon Erickson	12/25/2003	S	25,000		2,500 of Rent	2,500.00
29. Jonathan Duke	12/25/2003	S	500		Consulting	25.00
30. Jaden Duke	12/25/2003	S	500		Consulting	25.00
31. Maradee Duke	12/25/2003	S	500		Consulting	25.00
32. Joseph Duke	12/25/2003	S	500		Consulting	25.00
33. Kenneth or Jennie Uchytil	1/26/2004	P	100,000	10,000 a .10	10,000.00	
34. Babbitt Trust	1/28/2004	P	50,000	5,000 at .10	5,000.00	
35 Michael C. Naegle	1/30/2004	S	135,800	14,000 at .10	For 2 Cars	
36 Rick Dalton		P	10,000		1,000.00	
37 Marco & Carolina Campoy	4/19/2004	P	8,667		1,300.00	

38 Terryl Gibson	4/22/2004	P	6,667	1,000.00
Total			10,355,134	1,019,000

F=Founder P=Private Placement S=Service/Materials

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The foregoing shares were issued in private transactions or private placements intending to meet the requirements of one or more exemptions from registration. In addition to any noted exemption below, we relied upon Regulation D and Section 4(2) of the Securities Act of 1933, as amended ("Act"), given the transactions did not involve public solicitation or advertising, and the securities issued bore a restricted legend thereon as "restricted securities." As to the Section 4(2) transactions, we relied upon Section 4(2) of the Securities Act of 1933, as amended. The investors were not solicited through any form of general solicitation or advertising, the transactions being non-public offerings, and the sales were conducted in private transactions where the investor identified an investment intent as to the transaction without a view to an immediate resale of the securities; the shares were "restricted securities" in that they were both legended with reference to Rule 144 as such and the investors identified they were sophisticated as to the investment decision and in most cases we reasonably believed the investors were "accredited investors" as such term is defined under Regulation D based upon statements and information supplied to us in writing and verbally in connection with the transactions. We never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No other offerings contemplated at this time.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication of any kind has been used or distributed in connection with this offering.

PART II — OFFERING CIRCULAR

COVER PAGE

Name of Company: Chronic Car Audio Inc.

Type of securities offered: Common Stock

Maximum number of securities offered: 1,000,000

Minimum number of securities offered: N/A

Price per security: $0.20

Total proceeds: If maximum sold: $200,000 If minimum sold: N/A

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public?
No

Is there other compensation to selling agent(s)?	[ ] Yes [X] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [X] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ]	Has never conducted operations.	
[ ]	Is in the development stage.	
[X]	Is currently conducting operations.	
[ ]	Has shown a profit in the last fiscal year.	
[ ]	Other (Check at least one, as appropriate)	(Specify):

This offering has been registered for offer and sale in the following states:

This offering shall be registered in the State of Nevada subsequent to its effective date prior to commencing any sales within that state.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR. This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 47 pages.

THE COMPANY

1. Exact corporate name: CHRONIC CAR AUDIO INC.

   State and date of incorporation: Nevada/July 7, 2003

   Street address of principal office: 250 North Power Road, Mesa, Arizona 85205

   Company Telephone Number: (480) 854-0250

   Fiscal year: (month) (day) December 31

   Person(s) to contact at Company with respect to offering:

   H. Joseph Blanchette

   Telephone Number 480-854-0250 or 480-283-5167

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) The Company was incorporated on July 7, 2003. The Company has a limited operating history. Companies in an early stage of development frequently encounter many risks, expenses and difficulties. The risks faced by the Company include, but are not limited to, the need to continue to raise debt and/or equity capital, a new and evolving business model and the management of growth. To address these risks, the Company must, among other things, continue to develop the strength and quality of its operations, maximize the value delivered to clients, respond to competitive developments and continue to attract, retain and motivate qualified employees and managers. If the Company is not successful, its business, results of operations and financial condition will be materially and adversely affected.

(2) The expansion and development of the Company's business will require additional capital. The Company may be unable to raise additional capital on acceptable terms, or at all. If the Company is unable to raise additional capital, its business will be significantly harmed, including its ability to meet its operating capital requirements and to compete successfully. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's existing stockholders will be reduced, its stockholders may experience additional dilution in net book value per share, and such equity securities may have rights, preferences or privileges senior to those of the Company's existing stockholders.

(3) The Company intends to grow its business internally. Any such growth will increase the demands on the Company's management, operating systems and internal controls. The Company's existing management resources and operational, financial, human and management information systems and controls may be inadequate to support existing or expanded operations. The Company may be unable to manage growth successfully. If the Company grows but is unable to successfully manage such growth, its business will suffer and its capacity for future growth will be significantly impaired. Because of these factors, the Company may be unable to predict with any degree of accuracy its future ability to grow or rate of growth.

(4) The market for retail electronics is highly competitive. The Company believes that competition will intensify and increase in the future. The Company's competitors include other providers of similar services. Since the Company is recently formed, has a limited history of business operations and has not previously raised significant capital, virtually all of these competitors enjoy substantial competitive advantages, such as:

existing services and experience in the marketplace;
greater name recognition and larger marketing budgets and resources;
established marketing and customer relationships; and
substantially greater financial, technical and other resources.

As a result, these competitors may be able to respond more quickly and effectively than the Company to new or changing opportunities, technologies or customer requirements. Existing or future competitors may develop or offer products that provide price, service, number or type of providers or other advantages over those the Company intends to offer. In addition, there are no significant barriers to new competitors entering the market place. If the Company fails to compete successfully against current or future competitors with respect to these or other factors, its business, financial condition, and results of operations may be materially and adversely affected.

(5) Because the Company's future profitability is dependent on the state of the overall retail market, any material fluctuation in the marketplace could result in the business failing.

(6) The Company might seek to compensate providers of services by issuance of stock in lieu

of cash. Any such stock issuance would dilute ownership interests of the shareholders. For example, it is possible that the Company would grant stock or stock options to compensate its executives and employees. Whether or not the Company's cash assets prove to be inadequate to meet its operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash, which would have a dilutive effect on the ownership interests of shareholders.

(7) The Company's major shareholder, Bren Blanchette, could sell his control block to an outside party resulting in a majority of the voting power being transferred to the purchaser(s). The result could be that new shareholder(s) would control the Company and persons unknown could replace the Company management. It is uncertain whether any such new management would continue to implement the Company's current business plan.

(8) The Company will be heavily dependent upon Bren D. Blanchette entrepreneurial skills and experience to implement its business plan. Mr. Bren D. Blanchette devotes full time to the Company.

(9) If the Company acquires a company, it could face difficulties in assimilating that company's personnel and operations. Acquisitions also involve the need for integration into existing administration, services marketing, and support efforts. These acquisitions and investments could disrupt its ongoing business, distract management and employees and increase its expenses. The Company cannot predict the extent to which its liquidity and capital resources will be diminished prior to consummation of a business combination or whether its capital will be further depleted by the operation losses (if any) of a business entity that is acquired. In addition, the key personnel of the acquired company may decide not to work for the Company. Any amortization of goodwill or other assets, or other charges resulting from the costs of these acquisitions, could increase the Company operating costs.

(10) There is no assurance that the Company will provide a return on investment in the future. The Company is in the early stages of development and could fail before implementing its business plan.. The Company is a relatively young company with a short history of earnings or profits, its revenue and income potential is unproved and its business model is still emerging.

(11) The Company's ultimate success may depend on its ability to raise additional capital. Failure to raise the necessary funds in a timely fashion will severely limit the Company's operations and limit its ability to implement its business plan. If the Company raises additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of its common stock and its stockholders may experience additional dilution. In the event of a bankruptcy in either case shareholders could lose their entire investments.

(12) There is currently no trading market for the Company's securities, and there is no assurance that any trading market in the Company's securities will develop. Because the

Company's securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and on purchasers to buy the Company securities. Investors may be unable to sell their stock in the Company. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. Investors may be unable to resell their stock without the significant expense of state registration or qualification.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that is or will be rendered.

Chronic Car Audio retails and installs car audio, car alarms, and mobile video systems. It sells and installs name brand products such as Pioneer, Blaupunkt, Sony, Kicker, Directed, Orion, Memphis, Viper, and Hornet at its principal location at 250 North Power Road, Mesa, AZ 85205.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company is presently selling and installing its line of products through its retail outlet. The Company intends to open more retail locations after the public offering and offer additional existing or new product lines developed by our current and future suppliers. The Company is not dependent upon any single supplier and has no existing supply contracts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The industry is retail electronics. The company is focusing on providing services to the car audio, car alarms and mobile video segment of the retail electronics industry. There is a trend that mobile video will be a greater portion of the sales in the near future. The company will initially compete in Arizona and expects to expand its operations into other states in the western region over the next three years.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition will be based on price and service. Best Buy, Circuit City, and Audio Express are the principal competitors. These are big box retailers or large chains. Since the Company is recently formed, has a limited history of business operations and has not previously raised significant capital, virtually all of these competitors enjoy substantial competitive advantages, such as:

existing services and experience in the marketplace;
greater name recognition and larger marketing budgets and resources;
established marketing and customer relationships; and
substantially greater financial, technical and other resources.

As a result, these competitors may be able to respond more quickly and effectively than the Company to new or changing opportunities, technologies or customer requirements. Existing or future competitors may develop or offer products that provide price, service, number or type of providers or other advantages over those the Company intends to offer. In addition, there are no significant barriers to new competitors entering the market place. If the Company fails to compete successfully against current or future competitors with respect to these or other factors, its business, financial condition, and results of operations may be materially and adversely affected.

Chronic Car Audio, Inc. intends to effectively compete with these competitors by offering superior customer service in a defined niche of the overall electronics market.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company has walk-in and drive-by business resulting from the presence of its retail location and is advertising its products and services in various media initially in the State of Arizona. We are utilizing the internet by creating a web site that will reach out to prospective customers. Bren Blanchette has and shall also utilize his extensive personal network to generate prospective customers. The Company sells to the retail consumer market and its business does not rely upon sales to any single company, individual or entity.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _________ N/A

As of _____/_____/_____ $ N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

(f) State the number of the Company's presently and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company presently employs 8 individuals. The Company anticipates hiring additional 6 to 8 employees within the next 12 months. The Company is not subject to any collective bargaining agreements and there has been no strikes or threatened strikes or disputes that have affected the Company in the past or at the present time. The Company has implemented a medical benefits package for its employees and anticipates establishing a stock incentive plan in the future for it officers, directors and employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company currently leases retail space owned by a private individual. The company has a 3 year lease a 2000.00 per month with a 2 year option to renew The lease will be paid for by current sales revenue. The Company does not intend to acquire the property in the immediate future.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend upon patents, trademarks, copyrights, trade secrets, know-how or other proprietary information.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company's services are not subject to any material regulation by federal, state or local governmental agencies.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Chronic Car Audio Inc. was incorporated in the State of Nevada on July 7, 2003 and opened for business August 30, 2003. The Company has no planned or anticipated mergers, acquisitions, spin-offs or recapitalization at the present time. The Company has not undergone any stock split, stock dividend or recapitalization in anticipation of this offering.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Opened retail operation	Completed leasehold improvements and opened for business	Opened August 30, 2003
(2)	Advertising Campaign	Media, Internet Web Site	On going
(3)	Efforts of Bren Blanchette	Customer service and contacts	On-going
(4)	Second location.	By promotion and excellent service.	August 2004

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).

Failure to achieve our milestones would result in a delay in growth of the Company's business and would have a material affect upon our liquidity and our ability to operate as a going concern.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses show in parenthesis.)

   Total $______________ ($______________ per share)

   N/A

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   N/A

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ______________________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 8.1 %

If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold:

If the minimum is sold: N/A

These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

$______________

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	If Maximum Sold Amount
Total Proceeds	No minimum	$200,000
Less: Offering Expenses		
Legal & Accounting	10,000.00	$10,000.00
Net Proceeds From Offering		$190,000
Use of Net Proceeds	Increase inventory	$70,000 to open an additional location 50,000 to increase inventory $70,000 as working capital

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The proceeds will be used to increase the inventory, working capital, and to open another location.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

© If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months

any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company currently generates sufficient cash flow to meet its current monthly obligations and does not anticipate any cash flow or liquidity problems over the next 12-month period. The Company is not in default or in breach of any of its financial obligations, and there are no unsettled judgments, liens or settlement obligations of any kind.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months. Additional funds sufficient to meet the Company's current obligations are generated through Company sales and there should be no need to raise additional funding over the next 12 months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of: May 31, 2004	As Minimum	Adjusted Maximum
Debt:			
Short-term debt (average interest rate 0%)	0	NA	0
Long-term debt (average interest rate ___%)	0	NA	0
Total debt	0	NA	0

Stockholders equity (deficit):			
Common			
Common Stock — par or stated value at $0.001	10,355.13	NA	1,000.00
Additional paid in capital	87,144.87	NA	199,000.00
Retained earnings (deficit)	-19,249.24	NA	-19,249.24
Total stockholders equity (deficit)	78,250.76		180,750.76
Total Capitalization			

Number of preferred shares authorized to be outstanding: N/A

Class of Preferred	Number of Par Shares Authorized	Value Per Share
N/A		

Number of common shares authorized: 25,000,000 Par or stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 1,000,000 shares for the exercise of warrants.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

    [X] Common Stock
    [ ] Preferred or Preference Stock
    [ ] Notes or Debentures
    [ ] Units of two or more types of securities composed of:

    ____

    [ ] Other: ______________________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
    If so, state conversion price or formula.
    Date when conversion becomes effective: ____/____/____
    Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: N/A

    (1) What is the interest rate? ________%
    If interest rate is variable or multiple rates, describe:

    ____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0

How much indebtedness is junior (subordinated) to the securities? $ 0

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

Last Fiscal Year N/A

			Pro Forma	
		Actual	Minimum	Maximum
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [X] No

Are securities callable? [ ] Yes [X] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ____________ N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

There are no compensated Selling Agents.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Bren D. Blanchette Name: H. Joseph Blanchette

Address:	250 North Power Road Mesa, AZ 85205 480-854-0250	Address:	250 North Power Road Mesa, AZ 85205 480-283-5167
	Jon O. Duke 11034 East Arbor Apache Junction, AZ 85220		A. Len Bellingham 24 Mckerrell Court Calgary, Aberta, T2Z 1M9
Telephone No.:	480-326-4313	Telephone No.:	1-888-995-6555

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

N/A

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Affiliate shares cannot be re-sold for two years from the date of issuance, at which point such shares shall be subject to volume limitations pursuant to Rule 144. The Private Placement common stock is restricted for 1 year from the date of issue pursuant to Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company could be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chairman of the Board Director/President

Name: Bren D. Blanchette Age: 28

Office Street Address:
250 North Power Road

Mesa, Arizona 85205 Telephone No.: (480) 854-0250

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Sept 2001-Aug. 2003 Audio Express Assistant Manager

2000-2001 Kustom Kar Sounds Manager

1997-1999 SOUNDSAROUND Manager

Education (degrees, schools, and dates):

1995-2000 Extensive Internal Corporate Management and Sales Training Courses and Seminars.

1992 High School Henry Wisewood

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer: N/A Title: ______________________________

Name: __________________________ Age: _______________

Office Street Address:
__________________________________ Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

(Degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Vice President

Name: H. Joseph Blanchette Age: 56

Office Street Address:
250 North Power Road Mesa, AZ 85205 Telephone No.: (480) 854-0250

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

2000 to Present: Heritage Academy High School Teacher

1998 to 2000: Maricopa Regional School District High School Teacher

Education (degrees, schools, and dates):

Education:

University of Phoenix MAED/Administration 2002
Principal and Teacher Certification (Arizona)
University of Lethbridge Bachelor of Education Major Modern Languages 1983
University of Saskatchewan Bachelor of Arts Major Psychology 1970

BYU Graduate Semester Psychology 1970
Management, Marketing, and Coaching Courses

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 15% to 25%

32. Other Key Personnel: N/A

DIRECTORS OF THE COMPANY

33. Number of Directors: (4). If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Jonathan O. Duke   Age: 33

Title: Director

Office Street Address:
250 North Power Road Mesa Az, 85205

Telephone No.:
480-854-0250

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1996 to Present Heritage Academy High School Teacher

International Certified Martial Arts Instructor/Security Specialist

Education (degrees, schools, and dates):

Martial Science University 2000 to Present

Sandoval Karate Kobudo Federation 1993 to Present

(B) Name: A. Len Bellingham Age: 51

Title: Director

Office Street Address: Telephone No.
:
24 McKerrell Court S.E. Calgary, AB T2Z 1M9 (888)-995-6555

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1999 to Present President of Mayfair Taxi Ltd. Chief Operating officer for Mayfair Taxi and subsidiaries. Mayfair Taxi is in the transportation business.

1989 to 1999 Vice President of Mayfair Taxi Ltd.

1996 to Present President/Chairman of the Inglewood Credit Union Board

Education (degrees, schools, and dates):

Lord Beaverbrook High School

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Bren D. Blanchette was a Manager or Assistant Manger for retail locations of large companies in the same business for the past 6 years. Audio Express,, Kustom Kar , SoundsAround

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Bren D. Blanchette Principal Occupation: CEO					
Common	$0.001	7,000,000	71%	7,000,000	
Name: H. Joseph Blanchette Principal Occupation: Teacher					
Common	0.001	2,000,000	20%	2,000,000	

Office Street Address:
250 North Power Road

Mesa, AZ 85205

Telephone No. (480) 854-0250

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 9,290,000(Approx.90 % of total outstanding)

After offering: a) Assuming minimum securities sold: _______ shares (______ % of total outstanding) N/A

b) Assuming maximum securities sold: 10,186,000 shares (87 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.
Bren D. Blanchette is the son of H. Joseph Blanchette
Bren D. Blanchette is the son in law of A. Len Bellingham

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	$2,400 bi-weekly plus commission
Chief Operating Officer	N/A	N/A
Chief Financial Officer	N/A	1,600 total
Total:	$ 0	$0
Directors as a group (number of persons)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

N/A

(c) If any employment agreements exist or are contemplated, describe:

N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which shareholders have approved. State the expiration dates, exercise prices and other basic terms for these securities:

Total of 970,000 warrants at .05 per share expire date is Dec. 31, 2006

Total of 49,000 warrants at .10 per share expire Feb. 28, 2007

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrant, or rights must be approved by shareholders.

N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

No such arrangement exists.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A

Name of Tax Advisor: Rusk & Heard
Address: 1108 E. Greenway Avenue, #12, Mesa, Arizona 85203
Telephone No. (480) 835 0786

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Chronic Car Audio
Balance Sheet
As of December 31, 2003

ASSETS

Current Assets		
Cash	$	10,783.50
Other Current Assets		
Inventory		32,906.04
Prepaid Expenses		1,581.32
Total Other Current Assets		34,487.36
Total Current Assets		45,270.86
Fixed Assets		
Equipment		3,300.00
TOTAL ASSETS	$	48,570.86

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Credit Card Payable	$	5,712.83
Sales Tax Payable		4,282.18
Other Current Liabilities		5,660.05
Total Liabilities		15,655.06
Stockholders' Equity		
Common Stock, authorized 25,000,000 shares, par value $0.001, issued and outstanding 10,044,000		10,044.00
Additional Paid in Capital		54,576.00
Retained Earnings (Loss)		(31,704.20)
Total Stockholders' Equity		32,915.80
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	48,570.86

Chronic Car Audio
Income Statement
July 7, 2003 (Date of Inception) - December 31, 2003

Sales	$	207,039.30
Cost of Goods Sold		110,687.16
Gross Profit		96,352.14
Expense		
Advertising		15,723.09
Automobile Expense		4,021.65
Bank Service Charges		1,304.48
Contract Labor		2,101.00
Insurance		1,195.98
Licenses and Permits		270.00
Security		3,447.30
Payroll		61,345.36
Professional/Legal Fees		12,427.50
Rent		6,000.00
Leaseholds/Grounds		6,323.83
Supplies		8,769.48
Telephone		2,084.52
Travel & Entertainment		991.46
Utilities		2,050.69
Total Expense		128,056.34
Net Income (Loss)	$	(31,704.20)
Weighted Average number of Shares		10,044,000
Basic Loss Per Share	$	(0.00316)

Statement of Cash Flows
July 7 (date of inception) through December 31, 2003

OPERATING ACTIVITIES		
Net Loss	$	(31,704.20)
Changes in Current Assets/Liabilities		
Inventory		(32,906.04)
Prepaid Expenses		(1,581.32)
Credit Card Payable		5,712.83
Sales Tax Payable		4,282.18
Other Current Payables		5,660.05
Net cash used by Operations		(50,536.50)
INVESTING ACTIVITIES		
Purchase of Equipment		(3,300.00)
Net cash used by Investing		(3,300.00)
FINANCING ACTIVITIES		
Common Stock (Par Value)		10,044.00
Paid in Capital		54,576.00
Net cash provided by Financing		64,620.00
Net cash increase for period		10,783.50
Cash at end of period	$	10,783.50

CHRONIC CAR AUDIO, INC.

Statement of Stockholders' Equity
as of Dec. 31, 2003

	Common Stock Shares	Amount	Paid in Capital	Accumulated Deficit
Founders stock for Services 7/7/03 at $0.001 per share	9,360,000	$9,360.00	$19,340.00	
Private Placement average $0.	450,000	$450.00	$7,000.00	
Stock issued for services average $0.059	234,000	$234.00	$13,116.00	
Stock issued for assets/inventory average				
Retained Earnings/Deficit				($16,584.20)
Balance, Dec 31, 2003	10,044,000	$10,044.00	$39,456.00	($16,584.20)

Total Equity
$28,700.00
$7,450.00
$13,350.00
$0.00
($16,584.20)
$32,915.80

Chronic Car Audio Inc.
Notes to Financial Statements
December 31, 2003

1. Nature of Business

Chronic Car Audio, Inc. (the Company) was incorporated in Nevada on July 7, 2003. The Company is in the business of retail sales and installation of mobile audio, video and alarms. The Company operates in the greater Phoenix, Arizona area.

2. Significant Accounting Policies

a. Inventory – Inventory is valued at its cost to the Company.
b. Depreciation – Fixed assets are written off over the expected life of the underlying asset.
c. Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

3. Advertising

Costs for advertising are expensed as they are incurred.

4. Subsequent Events

A formal lease agreement for the real property being used by the Company was entered into on June 1, 2004. The lease is for three years with an option for an additional two years. Base monthly lease payments are $2,000 per month.

5. Warrants

At December 31, 2003, the Company had issued 970,000 warrants at $.05/share and 20,000 warrants at $.10/share to executives and founders. These warrants expire three years from issue date and were issued on various dates from July through December 2003.

Chronic Car Audio
Balance Sheet
As of May 31, 2004

ASSETS

Current Assets		
Cash	$	17,334.44
Other Current Assets		
Inventory		60,608.39
Prepaid Expenses		2,187.11
Total Other Current Assets		62,795.50
Total Current Assets		80,129.94
Fixed Assets		
Equipment		3,300.00
TOTAL ASSETS	$	83,429.94

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Credit Card Payable	$	2,914.37
Sales Tax Payable		4,264.81
Other Current Liabilities		-
Total Liabilities		7,179.18
Stockholders' Equity		
Common Stock, authorized 25,000,000 shares, par value $0.001, issued and outstanding 10,044,000		10,355.14
Additional Paid in Capital		86,144.86
Retained Earnings (Loss)		(20,249.24)
Total Stockholders' Equity		76,250.76
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	83,429.94

Chronic Car Audio
Income Statement
January 1, 2004 - May 31, 2004

Sales	$	387,140.48
Cost of Goods Sold		212,622.88
Gross Profit		174,517.60
Expense		
ADP Fee		1,379.19
Advertising		15,246.08
Automobile Expense		5,409.67
Bank Service Charges		2,875.13
Contract Labor		3,932.27
Contributions		85.00
Insurance		5,254.02
Interest Expense		201.61
Licenses and Permits		50.00
Security		205.25
Payroll		104,413.69
Professional/Legal Fees		5,159.16
Rent		10,000.00
Leaseholds/Grounds		114.01
Supplies		2,568.99
Telephone		2,698.21
Travel & Entertainment		2,349.49
Utilities		1,120.87
Total Expense		163,062.64
Net Income (Loss)	$	11,454.96
Weighted Average number of Shares		10,355,134
Basic Profit Per Share	$	0.00111

Chronic Car Audio
Statement of Cash Flows

January 1, 2004 through May 31,2004

OPERATING ACTIVITIES		
Net Income	$	(20,249.24)
Changes in Current Assets/Liabilities		
Inventory		(60,608.39)
Prepaid Expenses		(2,187.11)
Credit Card Payable		2,914.37
Sales Tax Payable		4,264.81
Other Current Payables		0.00
Net cash used by Operations		(75,865.56)
INVESTING ACTIVITIES		
Purchase of Equipment		(3,300.00)
Net cash used by Investing		(3,300.00)
FINANCING ACTIVITIES		
Common Stock (Par Value)		10,355.14
Paid in Capital		86,144.86
Net cash provided by Financing		96,500.00
Net cash increase for period		17,334.44
Cash at end of period	$	17,334.44

CHRONIC CAR AUDIO, INC.
Statement of Stockholders' Equity

	Common Stock Shares	Amount	Paid in Capital	Accumulated Deficit
Founders stock for Services 7/7/03 at $0.001 per share	9,690,000	$9,690.00	$34,010.00	
Private Placement average $0.066	295,334	$295.34	$25,004.66	
Stock issued for services average $0.059	234,000	$234.00	$13,686.00	
Stock issued for assets/inventory average $0.100	135,800	$135.80	$13,444.20	
Retained Earnings/Deficit				($20,249.24)
Balance, May 31, 2004	10,355,134	$10,355.14	$86,144.86	($20,249.24)

Total Equity
$43,700.00
$25,300.00
$13,920.00
$13,580.00
($20,249.24)
$76,250.76

Notice to Reader

Management has the responsibility for preparing the accompanying non audited financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with generally accepted accounting principles.

In discharging its responsibility for the integrity and fairness of the financial statements, management selects the necessary accounting systems and related internal controls. Since this company has a limited operating history, management is actively researching and implementing improved record keeping systems to provide the most reliable and fair information. In the opinion of management, all necessary adjustments have been made and are of a normal recurring nature.

These are non audited statements. Readers are cautioned that these statements may not be appropriate for their purposes.

Chronic Car Audio Inc.
Notes to Financial Statements
May 31, 2004

1. Nature of Business

Chronic Car Audio, Inc. (the Company) was incorporated in Nevada on July 7, 2003. The Company is in the business of retail sales and installation of mobile audio, video and alarms. The Company operates in the greater Phoenix, Arizona area.

2. Significant Accounting Policies

a. Inventory – Inventory is valued at its cost to the Company.
b. Depreciation – Fixed assets are written off over the expected life of the underlying asset.
c. Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

3. Advertising

Costs for advertising are expensed as they are incurred.

4. Subsequent Events

A formal lease agreement for the real property being used by the Company was entered into on June 1, 2004. The lease is for three years with an option for an additional two years. Base monthly lease payments are $2,000 per month.

5. Warrants

At May 31, 2003, the Company had issued 970,000 warrants at $.05/share and 20,000 warrants at $.10/share to executives and founders. These warrants expire three years from issue date and were issued on various dates from July through December 2003. An additional 29,000 warrants were issued at $.10/share to investors in January 2004. These warrants expire three years from issue date.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company is in the initial stages of operation (Aug. 30 2003) and the losses are due to start up costs. The company has implemented an aggressive marketing campaign and has shown an upward trend in its monthly revenue from inception to the current date. We are also focused on controlling costs.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business, which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company is meeting or exceeding sales projections so profitability may be obtained sooner than expected. We have projected to break even approx.. after 1 year. Our sales after 9 months are ahead of our initial projections. The Company is planning on opening a second location before the end of 2004. The Company expects more intense competition as it makes inroads into the market share. The increase interest in mobile video by the consumer appears to be a trend that will keep the industry vibrant.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A.

What is the anticipated gross margin for next year of operations? Approximately 50 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

N/A

50. Foreign sales as a percent of total sales for last fiscal year: ____0__ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ____0__ %. Explain the nature

of these sales, including any anticipated changes:

PART III — EXHIBITS

Item 1. Index to Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
4.1	Commercial Lease
5.1	Consent of Legal Counsel

Item 2. Description of Exhibits

Articles of Incorporation of Chronic Car Audio, Inc. filed with the State of Nevada on July 7, 2003

Bylaws of Chronic Car Audio, Inc. dated July 7, 2003

Commercial Lease dated June 1, 2004

Consent of The O'Neal Law Firm, P.C., Legal Counsel to Chronic Car Audio, Inc.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mesa, State of Arizona, on September 2, 2004.

(Issuer) CHRONIC CAR AUDIO, INC.

By (Signature and Title) ________ CEO

The following persons in the capacities and on the dates indicated have signed this offering statement

(Signature) ________

(Title) CEO

(Selling security holder) N/A

(Date) Sept 2 04

EXHIBIT 3.1

Articles of Incorporation

C16061-03
FILED

JUL 07 2003

Dean Heller
Secretary of State

ARTICLES OF INCORPORATION
OF
CHRONIC CAR AUDIO, INCORPORATED

The undersigned natural persons acting as incorporators of a corporation (the "Corporation") under the provisions of Chapter 78 of the Nevada Revised Statutes, adopts the following Articles of Incorporation.

ARTICLE 1
NAME

The name of the Corporation is CHRONIC CAR AUDIO, INCORPORATED

ARTICLE 2
PURPOSE

The Corporation shall have the purpose of engaging in any lawful business activity.

ARTICLE 3
INITIAL RESIDENT AGENT AND REGISTERED OFFICE

The name and address of the initial resident agent of the Corporation is Ralph Kinkade, 1233 Spartan Avenue, Carson City, Nevada 89701.

ARTICLE 4
AUTHORIZED SHARES

The aggregate number of shares that the Corporation shall have the authority to issue is twenty-five million (25,000,000) shares of common stock with a par value of $0.001 per share.

ARTICLE 5
DIRECTORS

Section 5.1 Style of Governing Board. The members of the governing board of the Corporation shall be styled as Directors.

Section 5.2 Initial Board of Directors. The initial Board of Directors shall consist of three (3) Directors.

Section 5.3 Names and Addresses. The names and addresses of the persons who are to serve as Directors until the first annual meeting of the shareholders, or until their successors shall have been elected and qualified, are as follows:

Bren D. Blanchette
649 S. Banning Street
Mesa, Arizona 85206

Hubert J. Blanchette
4906 E. Brown Road
Mesa, Arizona 85205

Jon O. Duke
11034 E. Arbor Avenue
Apache Junction, Arizona 85220

Section 5.4 Increase or Decrease of Directors. The number of Directors of the Corporation may be increased or decreased from time to time as shall be provided in the Bylaws of the Corporation.

ARTICLE 6
DISTRIBUTIONS

The Corporation shall be entitled to make distributions to the fullest extent permitted by law.

ARTICLE 7
RELEASE AND INDEMNIFICATION

To the fullest extent permitted by Nevada law, the Directors and officers of the Corporation shall be released from personal liability for damages to the Corporation or its stockholders. To the fullest extent permitted by Nevada law, the Corporation shall advance expenses to its Directors and officers to defend claims made against them because they were or are Directors or officers and shall indemnify its Directors and officers from liability for expenses incurred as a result of such claims. The Corporation may provide in its Bylaws that indemnification is conditioned on receiving prompt notice of the claim and the opportunity to settle or defend the claim.

ARTICLE 8
INCORPORATOR

The name and address of the incorporator of the Corporation is as follows:

Bren D. Blanchette
649 S. Banning Street
Mesa, Arizona 85206

EXECUTED this 2nd day of July, 2003.

Bren D. Blanchette

C16061-03

FILED

JUL 0 7 2003

Dean Heller
Secretary of State

ACCEPTANCE BY STATUTORY AGENT

The undersigned hereby accepts his appointment to serve as statutory agent of CHRONIC CAR AUDIO, INCORPORATED a Nevada corporation, until removal or resignation pursuant to law.

Ralph Kinkade

EXHIBIT 3.2

Bylaws

BYLAWS

OF

CHRONIC CAR AUDIO, INC.

JULY 7, 2003

ARTICLE I
OFFICES AND CORPORATE SEAL

SECTION 1.1 Registered Office. The registered office of Chronic Car Audio, Inc., (hereinafter the "Corporation") in the State of Nevada shall be c/o Ralph Kinkade, 1233 Spartan Avenue, Carson City, Nevada 89701. In addition to its registered office, the Corporation shall maintain a principal office at a location determined by the Board. The Board of Directors may change the Corporation's registered office and principal office from time to time.

SECTION 1.2 Other Offices. The Corporation may also maintain offices at such other place or places, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors (hereinafter the "Board"), and the business of the Corporation may be transacted at such other offices with the same effect as that conducted at the principal office.

SECTION 1.3 Corporate Seal. A corporate seal shall not be requisite to the validity of any instrument executed by or on behalf of the Corporation, but nevertheless if in any instance a corporate seal be used, the same shall be a circle having on the circumference thereof the name of the Corporation and in the center the words "corporate seal", the year incorporated, and the state where incorporated.

ARTICLE II
SHAREHOLDERS

SECTION 2.1 Shareholders Meetings. All meetings of the shareholders shall be held at the principal office of the Corporation between the hours of 9:00 a.m. and 5:00 p.m., or at such other time and place as may be fixed from time to time by the Board, or in the absence of direction by the Board, by the President or Secretary of the Corporation, either within or without the State of Nevada, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. A special or annual meeting called by shareholders owning a majority of the entire capital stock of the Corporation pursuant to Sections 2.2 or 2.3 shall be held at the place designated by the shareholders calling the meeting in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2.2 Annual Meetings. Annual meetings of shareholders shall be held on a date designated by the Board of Directors or if that day shall be a legal holiday, then on the next succeeding business day, or at such other date and time as shall be designated from time to time by the Board and stated in the notice of the meeting. At the annual meeting, shareholders shall elect the Board and transact such other business as may properly be brought before the meeting. In the event that an annual meeting is not held on the date specified in this Section 2.2, the annual meeting may be held on the written call of the shareholders owning a majority of the entire capital stock of the Corporation issued, outstanding, and entitled to vote.

SECTION 2.3 Special Meetings of Shareholders. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by Nevada statute or by the Articles of Incorporation (hereinafter the "Articles"), may be called by the President and shall be called by the President or Secretary at the request in writing of a majority of the Board, or at the request in writing of shareholders owning a majority of the entire capital stock of the Corporation issued, outstanding, and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. In the event that the President or Secretary fails to call a meeting pursuant to such a request, a special meeting may be held on the written call of the shareholders owning a majority of the entire capital stock of the Corporation issued, outstanding, and entitled to vote.

SECTION 2.4 List of Shareholders. The officer who has charge of the stock transfer books for shares of the Corporation shall prepare and make, no more than two (2) days after notice of a meeting of shareholders is given, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address and the number of shares registered in the name of each shareholder. Such list shall be open to examination and copying by any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder present.

SECTION 2.5 Notice of Shareholders Meetings. Written notice of the annual meeting stating the place, date and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, either personally or by mail, to each shareholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when mailed to the shareholder at his address as it appears on the stock transfer books of the Corporation. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice unless determined otherwise by the unanimous vote of the holders of all of the issued and outstanding shares of the Corporation present at the meeting in person or represented by proxy.

SECTION 2.6 Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of, or permitted to vote at, any meeting of shareholders or any adjournment thereof, or for the purpose of determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or permitted to vote at, a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of, or permitted to vote at, a meeting of shareholders, or for the determination of shareholders entitled to receive payment of a dividend, the record date shall be 4:00 p.m. on the day before the day on which notice of the meeting is given or, if notice is waived, the record date shall be the day on which, and the time at which, the meeting is commenced. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, provided that the board may fix a new record date for the adjourned meeting and further provided that such adjournments do not in the aggregate exceed thirty (30) days. The record date for determining shareholders entitled to express consent to action without a meeting pursuant to Section 2.9 shall be the date on which the first shareholder signs the consent.

SECTION 2.7 Quorum and Adjournment.

(a) The holders of a majority of the shares issued, outstanding, and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by Nevada statute or by the Articles.

(b) Business may be conducted once a quorum is present and may continue until adjournment of the meeting notwithstanding the withdrawal or temporary absence of sufficient shares to reduce the number present to less than a quorum. Unless the vote of a greater number or voting by classes is required by Nevada statute or the Articles, the affirmative vote of the majority of the shares then represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders; provided, however, that if the shares then represented are less than required to constitute a quorum, the affirmative vote must be such as would constitute a majority if a quorum were present; and provided further, that the affirmative vote of a majority of the shares then present shall be sufficient in all cases to adjourn a meeting.

(c) If a quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting to another time or place, without notice other than announcement at the meeting at which adjournment is taken, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

SECTION 2.8 Voting. At every meeting of the shareholders, each shareholder shall be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder, but no proxy shall be voted or acted upon after six (6) months from its date, unless the proxy provides for a longer period not to exceed seven (7) years.

SECTION 2.9 Action Without Meeting. Any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of a majority of the outstanding shares entitled to vote with respect to the subject matter of the action unless a greater percentage is required by law in which case such greater percentage shall be required.

SECTION 2.10 Waiver. A shareholder's attendance at a meeting shall constitute a waiver of any objection to defective notice or lack of notice of the meeting unless the shareholder objects at the beginning of the meeting to holding the meeting or transacting business at the meeting, and shall constitute a waiver of any objection to consideration of a particular matter at the meeting unless the shareholder objects to considering the matter when it is presented. A shareholder may otherwise waive notice of any annual or special meeting of shareholders by executing a written waiver of notice either before, at or after the time of the meeting.

SECTION 2.11 Conduct of Meetings. Meetings of the shareholders shall be presided over by a chairman to be chosen, subject to confirmation after tabulation of the votes, by a majority of the shareholders entitled to vote at the meeting who are present in person or by proxy. The secretary for the meeting shall be the Secretary of the Corporation, or if the Secretary of the Corporation is absent, then the chairman initially chosen by a majority of the shareholders shall appoint any person present to act as secretary. The chairman shall conduct the meeting in accordance with the Corporation's Articles, Bylaws and the notice of the meeting, and may establish rules for conducting the business of the meeting. After calling the meeting to order, the chairman initially chosen shall call for the election inspector, or if no inspector is present then the secretary of the meeting, to tabulate the votes represented at the meeting and entitled to be cast. Once the votes are tabulated, the shares entitled to vote shall confirm the chairman initially chosen or shall choose another chairman, who shall confirm the secretary initially chosen or shall choose another secretary in accordance with this section. If directors are to be elected, the tabulation of votes present at the meeting shall be announced prior to the casting of votes for the directors.

SECTION 2.12 Election Inspector. The Board of Directors, in advance of any shareholders meeting, may appoint an election inspector to act at such meeting. If an election inspector is not so appointed or is not present at the meeting, the chairman of the meeting may, and upon the request of any person entitled to vote at the meeting shall, make such appointment. If appointed, the election inspector will determine the number of shares outstanding, the authenticity, validity and effect of proxies and the number of shares represented at the meeting in person and by proxy; receive and count votes, ballots and consents and announce the results thereof; hear and determine all challenges and questions pertaining to proxies and voting; and, in general, perform such acts as may be proper to ensure the fair conduct of the meeting.

ARTICLE III
DIRECTORS

SECTION 3.1 Number and Election. The number of directors that shall constitute the whole Board shall initially be three; provided, such number may be changed by the shareholders so long as the number of directors shall not be less than one or more than nine. Directors shall be elected by the shareholders, and each director shall serve until the next annual meeting and until his successor is elected and qualified, or until resignation or removal.

SECTION 3.2 Powers. The business and affairs of the Corporation shall be managed by the Board, which may exercise all such powers of the Corporation and do all such lawful acts as are not by Nevada statute, the Articles, or these Bylaws directed or required to be exercised or done by the shareholders.

SECTION 3.3. Resignation of Directors. Any director may resign his office at any time by giving written notice of his resignation to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no time be specified therein, at the time of the receipt thereof, and the acceptance thereof shall not be necessary to make it effective.

SECTION 3.4 Removal of Directors. Any director or the entire Board may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors at a meeting of shareholders called expressly for that purpose.

SECTION 3.5 Vacancies. Vacancies resulting from the resignation or removal of a director and newly created directorships resulting from any increase in the authorized number of directors shall be filled by the shareholders in accordance with Section 3.1.

SECTION 3.6 Place of Meetings. Unless otherwise agreed by a majority of the directors then serving, all meetings of the Board of Directors shall be held at the Corporation's principal office between the hours of 9:00 a.m. and 5:00 p.m., and such meetings may be held by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.6 shall constitute presence in person at such meeting.

SECTION 3.7 Annual Meetings. Annual meetings of the Board shall be held immediately following the annual meeting of the shareholders and in the same place as the annual meeting of shareholders. In the event such meeting is not held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board, or as shall be specified in a written waiver of notice by all of the directors.

SECTION 3.8 Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

SECTION 3.9 Special Meetings. Special meetings of the Board may be called by the President or the Secretary with seven (7) days notice to each director, either personally, by mail, by telegram, or by telephone; special meetings shall be called in like manner and on like notice by the President or Secretary on the written request of two (2) directors and shall in such case be held at the time requested by those directors, or if the President or Secretary fails to call the special meeting as requested, then the meeting may be called by the two requesting directors and shall be held at the time designated by those directors in the notice.

SECTION 3.10 Quorum and Voting. A quorum at any meeting of the Board shall consist of a majority of the number of directors then serving, but not less than two (2) directors, provided that if and when a Board comprised of one member is authorized, or in the event that only one director is then serving, then one director shall constitute a quorum. If a quorum shall not be present at any meeting of the Board, the directors then present may adjourn the meeting to another time or place, without notice other than announcement at the meeting, until a quorum shall be present. If a quorum is present, then the affirmative vote of a majority of directors present is the act of the Board of Directors.

SECTION 3.11 Action Without Meeting. Unless otherwise restricted by the Articles or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

SECTION 3.12 Committees of the Board. The Board, by resolution, adopted by a majority of the full Board, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution and permitted by law, shall have and may exercise all the authority of the Board. The Board, with or without cause, may dissolve any such committee or remove any member thereof at any time. The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board, or any member thereof, of any responsibility imposed by law.

SECTION 3.13 Compensation. To the extent authorized by resolution of the Board and not prohibited or limited by the Articles, these Bylaws, or the shareholders, a director may be reimbursed by the Corporation for his expenses, if any, incurred in attending a meeting of the Board of Directors, and may be paid by the Corporation a fixed sum or a stated salary or both for attending meetings of the Board. No such reimbursement or payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 3.14 Waiver. A director's attendance at or participation in a meeting shall constitute a waiver of any objection to defective notice or lack of notice of the meeting unless the director objects at the beginning of the meeting or promptly upon his arrival to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. A director may otherwise waive notice of any annual, regular or special meeting of directors by executing a written notice of waiver either before or after the time of the meeting.

SECTION 3.15 Chairman of the Board. A Chairman of the Board may be appointed by the directors. The Chairman of the Board shall perform such duties as from time to time may be assigned to him by the Board, the shareholders, or these Bylaws. The Vice Chairman, if one has been elected, shall serve in the Chairman's absence.

SECTION 3.16 Conduct of Meetings. At each meeting of the Board, one of the following shall act as chairman of the meeting and preside, in the following order of precedence:

(a) The Chairman of the Board;

(b) The Vice Chairman;
(c) The President of the Corporation; or
(d) A director chosen by a majority of the directors present, or if a majority is unable to agree on who shall act as chairman, then the director with the earliest date of birth shall act as the chairman.

The Secretary of the Corporation, or if he shall be absent from such meeting, the person whom the chairman of such meeting appoints, shall act as secretary of such meeting and keep the minutes thereof. The order of business and rules of procedure at each meeting of the Board shall be determined by the chairman of such meeting, but the same may be changed by the vote of a majority of those directors present at such meeting. The Board shall keep regular minutes of its proceedings.

ARTICLE IV
OFFICERS

SECTION 4.1 Titles, Offices, Authority. The officers of the Corporation shall be chosen by the Board of Directors and shall include a President, a Secretary and a Treasurer, and may, but need not, include a Chairman, a Vice Chairman, a Chief Executive Officer, a Chief Operating Officer, a Vice President, additional Vice Presidents, one or more assistant secretaries and assistant treasurers, or any other officer appointed by the Board. Any number of offices may be held by the same person, unless the Articles or these Bylaws otherwise provide. If only one person is serving as an officer of this Corporation, he or she shall be deemed to be President and Secretary. An officer shall have such authority and shall perform such duties in the management of the Corporation as may be provided by the Articles or these Bylaws, or as may be determined by resolution of the Board or the shareholders in accordance with Article V.

SECTION 4.2 Subordinate Officers. The Board may appoint such subordinate officers, agents or employees as the Board may deem necessary or advisable, including one or more additional Vice Presidents, one or more assistant secretaries, and one or more assistant treasurers, each of whom shall hold office for such period, have authority and perform such duties as are provided in these Bylaws or as the Board may from time to time determine. The Board may delegate to any executive officer or to any committee the power to appoint any such additional officers, agents or employees. Notwithstanding the foregoing, no assistant secretary or assistant treasurer shall have power or authority to collect, account for, or pay over any tax imposed by any federal, state or city government.

SECTION 4.3 Appointment, Term of Office, Qualification. The officers of the Corporation shall be appointed by the Board and each officer shall serve at the pleasure of the Board until the next annual meeting and until a successor is appointed and qualified, or until resignation or removal.

SECTION 4.4 Resignation. Any officer may resign his office at any time by giving written notice of his resignation to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no time be specified therein, at the time of the receipt thereof, and the acceptance thereof shall not be necessary to make it effective.

SECTION 4.5 Removal. Any officer or agent may be removed by the Board whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

SECTION 4.6 Vacancies. A vacancy in any office, because of death, resignation, removal, or any other cause, shall be filled for the unexpired portion of the term in the manner prescribed in Sections 4.1, 4.2 and 4.3 of this Article IV for appointment to such office.

SECTION 4.7 The President. The President shall preside at all meetings of shareholders. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board, shall in general supervise and control all of the business and affairs of the Corporation. He may sign, when authorized by the Board, certificates for shares of the Corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of the President and such other duties as may be prescribed by the Board from time to time.

SECTION 4.8 The Vice President. Each Vice President shall have such powers and perform such duties as the Board or the President may from time to time prescribe and shall perform such other duties as may be prescribed by these Bylaws. At the request of the President, or in case of his absence or inability to act, the Vice President or, if there shall be more than one Vice President then in office, then one of them who shall be designated for the purpose by the President or by the Board shall perform the duties of the President, and when so acting shall have all powers of, and be subject to all the restrictions upon, the President.

SECTION 4.9 The Secretary. The Secretary shall act as secretary of, and keep the minutes of, all meetings of the Board and of the shareholders; he shall cause to be given notice of all meetings of the shareholders and directors; he shall be the custodian of the seal of the Corporation and shall affix the seal, or cause it to be affixed, to all proper instruments when deemed advisable by him; he shall have charge of the stock book and also of the other books, records and papers of the Corporation relating to its organization as a Corporation, and shall see that the reports, statements and other documents required by law are properly kept or filed; and he shall in general perform all the duties incident to the office of Secretary. He may sign, with the President, certificates of stock of the Corporation. He shall also have such powers and perform such duties as are assigned to him by these Bylaws, and he shall have such other powers and perform such other duties, not inconsistent with these Bylaws, as the Board shall from time to time prescribe. If no officer has been named as Secretary, the duties of the Secretary shall be performed by the President or a person designated by the President.

SECTION 4.10 The Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name of and to the credit of the Corporation in such banks and other depositories as may be designated by the Board, or in the absence of direction by the Board, by the President; he shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and to the directors at the regular meetings of the Board or whenever they may require it, a statement of all his transactions as Treasurer and an account of the financial condition of the Corporation; and, in general, he shall perform all the duties incident to the office of Treasurer and such other duties as may from time to time be assigned to him by the Board. He may sign, with the President or a Vice President, certificates of stock of the Corporation. If no officer has been named as Treasurer, the duties of the Treasurer shall be performed by the President or a person designated by the President.

SECTION 4.11 Compensation. The Board shall have the power to set the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to set the compensation of such subordinate officers.

ARTICLE V
AUTHORITY TO INCUR CORPORATE OBLIGATIONS

SECTION 5.1 Limit on Authority. No officer or agent of the Corporation shall be authorized to incur obligations on behalf of the Corporation except as authorized by the Articles or these Bylaws, or by resolution of the Board or the shareholders. Such authority may be general or confined to specific instances.

SECTION 5.2 Contracts and Other Obligations. To the extent authorized by the Articles or these Bylaws, or by resolution of the Board or the shareholders, officers and agents of the Corporation may enter into contracts, execute and deliver instruments, sign and issue checks, and otherwise incur obligations on behalf of the Corporation.

ARTICLE VI
SHARES AND THEIR TRANSFER

SECTION 6.1 Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board. Such certificates shall be signed by the President or a Vice President and by the Secretary or an assistant secretary. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or one of its employees. Each certificate for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board may prescribe.

SECTION 6.2 Issuance. Before the Corporation issues shares, the Board shall determine that the consideration received or to be received for the shares is adequate. A certificate shall not be issued for any share until such share is fully paid.

SECTION 6.3 Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

ARTICLE VII
FISCAL YEAR

The fiscal year of the Corporation shall be December 31.

ARTICLE VIII
DIVIDENDS

From time to time the Board may declare, and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles.

ARTICLE IX
INDEMNIFICATION

The Corporation may indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent permitted by law, the Articles or these Bylaws, and shall indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent required by law, the Articles or these Bylaws. The Corporation's obligations of indemnification, if any, shall be conditioned on the Corporation receiving prompt notice of the claim and the opportunity to settle and defend the claim. The Corporation may, to the extent permitted by law, purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the Corporation.

ARTICLE X
REPEAL, ALTERATION OR AMENDMENT

These Bylaws may be repealed, altered, or amended, or substitute Bylaws may be adopted at any time by a majority of the Board at any regular or special meeting, or by the shareholders at a special meeting called for that purpose. Any amendment made by the shareholders may not be amended by the Board unless authorized by the shareholders. No amendment made by the Board that impairs the rights of any shareholder shall be valid.

IN WITNESS WHEREOF, the undersigned, being the directors of Chronic Car Audio, Inc., adopt the foregoing Bylaws, effective as of the date first written above.

DIRECTORS:

/s/ Bren D. Blanchette

/s/ Hubert J. Blanchette

/s/ Jonathan O. Duke

EXHIBIT 4.1

Commercial Lease

LF148-04
R140-04

COMMERCIAL LEASE

This lease is made between Jan + Linda Erickson
of 42644 N. Schnepf Rd Queen Creek Az 85242
herein called Lessor, and H. Joseph Blanchette / Chronic Car Audio, INC
of 250 N Power Rd Mesa AZ 85205
herein called Lessee.

Lessee hereby offers to lease from Lessor the premises situated in the City of Mesa, County of Maricopa, State of Arizona, described as 250 N Power Rd

upon the following TERMS and CONDITIONS:

1. **Term and Rent.** Lessor demises the above premises for a term of 3 years, commencing June 1, 2004, and terminating on May 31, 2007, or sooner as provided herein at the annual rental of twenty four thousand Dollars ($ 24,000.00), payable in equal installments in advance on the first day of each month for that month's rental, during the term of this lease. All rental payments shall be made to Lessor, at the address specified above.

2. **Use.** Lessee shall use and occupy the premises for Car Stereo/Alarm Business. The premises shall be used for no other purpose. Lessor represents that the premises may lawfully be used for such purpose.

3. **Care and Maintenance of Premises.** Lessee acknowledges that the premises are in good order and repair, unless otherwise indicated herein. Lessee shall, at his own expense and at all times, maintain the premises in good and safe condition, including plate glass, electrical wiring, plumbing and heating installations and any other system or equipment upon the premises and shall surrender the same, at termination hereof, in as good condition as received, normal wear and tear excepted. Lessee shall be responsible for all repairs required, excepting the roof, exterior walls, structural foundations, and:

which shall be maintained by Lessor. Lessee shall also maintain in good condition such portions adjacent to the premises, such as sidewalks, driveways, lawns and shrubbery, which would otherwise be required to be maintained by Lessor.

4. **Alterations.** Lessee shall not, without first obtaining the written consent of Lessor, make any alterations, additions, or improvements, in, to or about the premises.

5. **Ordinances and Statutes.** Lessee shall comply with all statutes, ordinances and requirements of all municipal, state and federal authorities now in force, or which may hereafter be in force, pertaining to the premises, occasioned by or affecting the use thereof by Lessee.

6. **Assignment and Subletting.** Lessee shall not assign this lease or sublet any portion of the premises without prior written consent of the Lessor, which shall not be unreasonably withheld. Any such assignment or subletting without consent shall be void and, at the option of the Lessor, may terminate this lease.

7. **Utilities.** All applications and connections for necessary utility services on the demised premises shall be made in the name of Lessee only, and Lessee shall be solely liable for utility charges as they become due, including those for sewer, water, gas, electricity, and telephone services.

8. **Entry and Inspection.** Lessee shall permit Lessor or Lessor's agents to enter upon the premises at reasonable times and upon reasonable notice, for the purpose of inspecting the same, and will permit Lessor at any time within

A2AK

16. **Tax Increase.** In the event there is any increase during any year of the term of this lease in the City, County or State real estate taxes over and above the amount of such taxes assessed for the tax year during which the term of this lease commences, whether because of increased rate or valuation, Lessee shall pay to Lessor upon presentation of paid tax bills an amount equal to 0 % of the increase in taxes upon the land and building in which the leased premises are situated. In the event that such taxes are assessed for a tax year extending beyond the term of the lease, the obligation of Lessee shall be proportionate to the portion of the lease term included in such year.

17. **Common Area Expenses.** In the event the demised premises are situated in a shopping center or in a commercial building in which there are common areas, Lessee agrees to pay his pro-rata share of maintenance, taxes, and insurance for the common area.

18. **Attorney's Fees.** In case suit should be brought for recovery of the premises, or for any sum due hereunder, or because of any act which may arise out of the possession of the premises, by either party, the prevailing party shall be entitled to all costs incurred in connection with such action, including a reasonable attorney's fee.

19. **Waiver.** No failure of Lessor to enforce any term hereof shall be deemed to be a waiver.

20. **Notices.** Any notice which either party may or is required to give, shall be given by mailing the same, postage prepaid, to Lessee at the premises, or Lessor at the address specified above, or at such other places as may be designated by the parties from time to time.

21. **Heirs, Assigns, Successors.** This lease is binding upon and inures to the benefit of the heirs, assigns and successors in interest to the parties.

22. **Option to Renew.** Provided that Lessee is not in default in the performance of this lease, Lessee shall have the option to renew the lease for an additional term of 36 months commencing at the expiration of the initial lease term. All of the terms and conditions of the lease shall apply during the renewal term except that the monthly rent shall be the sum of $ To Be Determined . The option shall be exercised by written notice given to Lessor not less than 180 days prior to the expiration of the initial lease term. If notice is not given in the manner provided herein within the time specified, this option shall expire.

23. **Subordination.** This lease is and shall be subordinated to all existing and future liens and encumbrances against the property.

24. **Radon Gas Disclosure.** As required by law, (Landlord) (Seller) makes the following disclosure: "Radon Gas" is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Arizona . Additional information regarding radon and radon testing may be obtained from your county public health unit.

25. **Entire Agreement.** The foregoing constitutes the entire agreement between the parties and may be modified only by a writing signed by both parties. The following Exhibits, if any, have been made a part of this lease before the parties' execution hereof: * see Reverse side

Signed this 1 day of July , 2004

By: [signature] Lessee By: [signature] Lessor

H.J. Blanchetta VP
Chronic Cardia Inc
Lessee

Jon Erickson - owner
Lessor

AZAK

① Excessive Noise stipulation - shall consist of 3 legitimate complaints made to proper authority in a period of 1 month if 3 complaints are documented this will lead to termination of lease.

② Any rents received after the 5th day of the month will be treated as late payment and a late fee of $200.00 will be added to that months rent.

③ Any changes or Alterations to the property will become part of the property.

④ If lessor decides to sell the property, they will give the lessee the first option to buy the property

EXHIBIT 5.1

Consent and Opinion of Counsel

THE O'NEAL LAW FIRM, P.C.
668 North 44th Street, Suite 233
Phoenix, Arizona 85008
(602) 267-3855
(602) 267-7400 (fax)

OPINION OF COUNSEL AND CONSENT OF COUNSEL

TO: Board of Directors
Chronic Car Audio, Inc.

RE: Registration Statement on Form 1-A

Gentlemen:

As counsel to Chronic Car Audio, Inc., a Nevada corporation (the "Company"), we have participated in the preparation of the Company's Offering Circular on Form 1-A filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the proposed public offer by the Company of 1,000,000 shares of the Company's $0.001 par value common stock. As counsel to the Company, we have examined such corporate records, certificates and other documents of the Company, and made inquiries of such officers of the Company, as we have deemed necessary or appropriate for purposes of this opinion. We have also examined the applicable laws of the State of Nevada, provisions of the Nevada Constitution, and reported judicial decisions interpreting such laws. Based upon such examinations, we are of the opinion that the shares of the Company's common stock, when issued in the manner set forth in the Registration Statement, will be validly issued, fully paid and non-assessable shares of the shares of the common stock of the Company. We hereby consent to the inclusion of this Opinion as an exhibit to the Registration Statement on Form 1-A filed by the Company and the reference to our firm contained therein.

Sincerely,

/s/THE O'NEAL LAW FIRM, P.C.
Phoenix, Arizona

DATED: July 16, 2004.